

February 18, 2011

Ronald Kempers
Chief Financial Officer
Mymetics Corporation
c/o Mymetics S.A.
Biopole
Route de la Corniche, 4
1066 Epalinges, Switzerland

> **Re:** **Mymetics Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-K/A filed January 5, 2011**
> **File No. 000-25132**

Dear Mr. Kempers:

We have reviewed your February 15, 2011 response to our February 8, 2011 comment letter and have the following additional comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 4

1. We note your response to comment 1 of our February 8, 2011 comment letter. It appears that your proposed disclosure has omitted the milestone and royalty information previously disclosed for the Inserm Exploitation Agreement dated January 8, 2008. Please confirm that you will reinstate this information to the discussion in your 2010 Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563, Jennifer Riegel at (202) 551-3575 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Ernest M. Stern (Akerman Senterfitt LLP)